Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company: Century Bancorp, Inc.
                                                   Commission File No. 333-57112


    THE FOLLOWING NOTICE WAS MAILED TO ALL CENTURY BANCORP'S SHAREHOLDERS ON
                                 APRIL 25, 2001



                          [Century Bancorp letterhead]


Dear Shareholder:

     Recently you received a proxy statement/prospectus relating to the proposed merger of Century Bancorp, Inc. and First Bancorp. We have discovered that, through an inadvertent printer's error, some of the pages in the proxy statement/prospectus are not in the proper order. All of the pages are in the version you received, and we do not expect this error to have caused significant confusion. To avoid any possibility of confusion, however, we are sending you a new copy of the proxy statement/prospectus with the pages in the correct order.

     You should use the proxy card previously mailed to you to cast your vote regarding the proposed merger. You may also attend the meeting scheduled for May 15, 2001 and vote in person, and you may revoke a vote previously cast by proxy prior to or at the meeting. The proxy statement/prospectus contains instructions on how to take any of these actions.

     Your vote is important. We urge you to complete and return your proxy so that your vote will be counted.



                                                 Sincerely,

                                                 /s/ James G. Hudson, Jr.

                                                 James G. Hudson, Jr.
                                                 President and Chief Executive
                                                 Officer



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    First Bancorp has filed a proxy statement/prospectus and other documents concerning the acquisition of Century Bancorp, Inc. with the United States
            Securities and Exchange Commission ("SEC") and the proxy statement/prospectus has been mailed to Century's shareholders. These documents contain important information and we urge Century shareholders to read the proxy statement/prospectus and other documents filed with the SEC carefully. You can obtain the documents free from the SEC's website, www.sec.gov. In addition, you may obtain a copy for free from the Corporate Secretary of Century Bancorp, Inc.,
             22 Winston Street, Thomasville, North Carolina 27360,
                           telephone (336) 475-4663.
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